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                                                                 EXHIBIT 1(b)-1
                           THE SIERRA VARIABLE TRUST
                                AMENDMENT NO. 1
                                       TO
                       AGREEMENT AND DECLARATION OF TRUST


                 The undersigned, being a majority of the trustees of The Sierra Variable Trust, created and existing under an Agreement and Declaration of Trust dated January 29, 1993 (the "Original Declaration of Trust"), a copy of which is on file in the office of the Secretary of the Commonwealth of Massachusetts, and having been duly authorized to execute this Amendment No. 1 by vote of the Shareholders holding a majority of the Shares of the Trust do hereby consent to and adopt the following amendments to the Original Declaration of Trust:

                 1. Article VIII, Section 2 of the Original Declaration of Trust shall be and is hereby amended and restated in its entirety as follows:

                 "Compromise Payment

                          Section 2. As to any matter disposed of (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication by a court, or by any other body before which the proceeding was brought, that such Covered Person is liable to the Trust or its Shareholders by reason of wilful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, indemnification shall be provided if (a) approved, after notice that it involves such indemnification, by at least a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter) upon a determination, based upon a review of readily available facts (as opposed to a full trial type inquiry) that such Covered Person is not liable to the Trust or its Shareholders by reasons of wilful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, or (b) there has been obtained an opinion in writing of independent legal counsel, based upon a review of readily available facts (as opposed to a full trial type inquiry) to the effect that such indemnification would not protect such Person against any liability to the Trust or to its shareholders to which he or she would otherwise be subject by reason of wilful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Any approval pursuant to this Section shall not prevent the recovery from any Covered





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                 Person of any amount paid to such Covered Person in accordance with this Section as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction to have been liable to the Trust or its Shareholders by reason of wilful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office."


                 The foregoing Amendment shall become effective upon the filing of an original executed copy of this instrument with the Secretary of the Commonwealth of Massachusetts.





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                 IN WITNESS WHEREOF, we have hereunto set our hands and common seal for ourselves and for our successors and assigns on the 27th day of April, 1993.



  /s/ F. Brian Cerini                  /s/ Arthur H. Bernstein
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F. Brian Cerini                        Arthur H. Bernstein, Esq.


  /s/ David E. Anderson                /s/ Edmond R. Davis
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David E. Anderson                      Edmond R. Davis, Esq.


  /s/ Alfred E. Osborne, Jr.
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Alfred E. Osborne, Jr., Ph.D.